April 29, 2025

Yian Huang
Partner
Allen Overy Shearman Sterling LLP
1460 El Camino Real
2nd Floor
Menlo Park
Silicon Valley, CA 94025

       Re: AEye, Inc.
           Definitive Additional Soliciting Materials
           Filed April 28, 2025
           File No. 001-39699
Dear Yian Huang:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Definitive Additional Soliciting Materials
Letter to Stockholders, page 1

1. Avoid issuing statements in your proxy filings that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for the following disclosures:

             references to "disgruntled" stockholders and former employees. that the Dissident Group's interest in the current proxy contest is driven by
           "personal vendettas and is at the expense of ALL stockholders." April 29, 2025
Page 2

             that the Dissident Group "has a track record of corporate mismanagement."
             that the Dissident Group "has made false and misleading claims in an attempt to advance their personal agenda."
             a reference to the "Dissident Group's past mismanagement of AEye." that the Dissident Group aims "to mislead stockholders for revenge and personal
           gain."
             references to Mr. Wuller's messages as "unprofessional and unproductive."
2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the filing or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statements:

             that Mr. Fisch "inherited a company with great technological promise but facing several significant challenges, including undisciplined capital allocation and product development that left the company in peril."
             that Apollo is a "game-changing" product that has "leapfrogged the competition..."
             that suggest the absence of Mr. Dunn from your board (and assumption that one or more of the Dissident Group nominees are on the board) could result in your non-compliance with Nasdaq's board independence requirements.
             that if the Dissident Group proposals are adopted (despite being advisory in nature) would practically prohibit the company from its current business plan.
             that Ms. Bauer and Mr. Wuller are "likely close friends" because they live in the same small town.
3. Refer to the bullet point describing the release of Apollo. Please revise your disclosure to clarify, if true, that the creation and development, at least in part, began prior to Mr.
       Fisch joining the company.
4. Refer to your discussion of the company's office lease agreement. Revise to clarify whether or not the board of directors approved the execution of the lease agreement.
5. Please provide us support for your disclosure regarding the lawsuit by the Department of Justice against Ms. Bauer.
 April 29, 2025
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions